UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

G1 THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

GENESIS MERGER SUB, INC.

(Offeror)

A wholly-owned subsidiary of

PHARMACOSMOS A/S

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

3621LQ109

(Cusip Number of Class of Securities)

Milena Jordanova Olsen

General Counsel

Pharmacosmos A/S

Roervangsvej 30

DK-4300 Holbaek, Denmark

Telephone: +45 5948 5959

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Lowell Dashefsky, Esq.

Michael Penney, Esq.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019

(212) 836-8000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Genesis Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Pharmacosmos A/S, a Danish Aktieselskab (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of G1 Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.15 per Share (the “Offer Price”) to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal, which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of August 6, 2024 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 9 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is G1 Therapeutics, Inc., a Delaware corporation. The Company’s principal executive offices are located at 700 Park Offices Drive, Suite 200, Research Triangle Park, NC 27709. The Company’s telephone number is (919) 213-9835.

(b) This Schedule TO relates to the outstanding Shares. The Company has advised Purchaser and Parent that, as of the close of business on August 16, 2024 (the most recent practicable date) 52,890,375 Shares were issued and outstanding.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for Shares in the principal market in which the Shares are traded are set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 1 – “Terms of the Offer”

•	Section 2 – “Acceptance for Payment and Payment for Shares”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 – “Withdrawal Rights”

•	Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 13 – “Certain Effects of the Offer”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

•	Section 17 – “Appraisal Rights”

•	Section 19 – “Miscellaneous”

(a)(1)(ix), (a)(1)(x), (a)(1)(xi), and (a)(2)(v) – (vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 7 – “Certain Information Concerning the Company”

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 6 – “Price Range of Shares; Dividends on the Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 13 – “Certain Effects of the Offer”

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 9 – “Source and Amount of Funds”

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 18 – “Fees and Expenses”

Item 10. Financial Statements.

(a), (b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 13 – “Certain Effects of the Offer”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated August 20, 2024.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement as published in the New York Times, dated August 20, 2024.

(a)(5)(A)	Joint press release of Pharmacosmos A/S and G1 Therapeutics, Inc. dated August 7, 2024 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on August 7, 2024).

(a)(5)(B)	Presentation by Pharmacosmos A/S to G1 Therapeutics, Inc. employees, dated August 14, 2024 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on August 14, 2024).

(a)(5)(C)	Pharmacosmos A/S FAQ for G1 Employees first used on August 14, 2024 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent on August 14, 2024).

(b)(1)*	Operating Credit Agreement between Pharmacosmos A/S and Nykredit Bank A/S, dated May 30, 2024 (English Translation)

(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2024, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to G1 Therapeutics, Inc.’s Form 8-K (File No. 001-38096), filed August 7, 2024).

(d)(2)*	Mutual Confidentiality Agreement between the Company and Parent dated as of February 6, 2024.

(d)(3)*	Amendment to Mutual Confidentiality Agreement between the Company and Parent dated July 11, 2024.

(d)(4)*	Exclusivity Agreement between the Company and Parent dated as of August 6, 2024.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 20, 2024

GENESIS MERGER SUB, INC.
By:

/s/ Josh Franklin
Name: Josh Franklin
Title: President

PHARMACOSMOS A/S
By:

/s/ Tobias Christensen
Name: Tobias Christensen
Title: President & Chief Executive Officer